Filed by: Fidelity Investment Trust
Pursuant to Rule 425 under the Securities Acts of 1933 and
deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Company: Fidelity Investment Trust
SEC File No. 002-90649 and 811-04008

_______________________________________________________________________

(Fidelity logo)

[date]

[first name] [last name]

[street address]

[city] [state] [zip]

[country]

Dear [first name] [last name]:

This letter is to inform you that as of 4 p.m. ET on March 14, 2007, the Fidelity Nordic Fund will close to any new accounts. Because you are a shareholder, this will not affect your ability to add to any current position(s). After March 14, however, purchases will generally be limited to shareholders who have invested prior to this deadline.

Why are we closing the fund? The Board of Trustees has approved submitting a proposal to shareholders to merge Fidelity Nordic Fund into Fidelity Europe Fund. A proxy statement will be mailed to shareholders of record as of March 19th. Because this is a critical decision for Nordic Fund shareholders, we plan to close the fund prior to that date in an effort to give all Nordic Fund shareholders the opportunity to vote.

Why is the Board recommending this merger? The proposed merger would provide Nordic shareholders with a larger fund that has the flexibility to invest broadly across the European continent, including the Nordic region. This approach has historically provided greater diversification and lower volatility than investing solely in the Nordic region.

Your vote is needed. We expect to mail proxy materials containing detailed information regarding this merger proposal to shareholders in mid-March, 2007. The fund's Trustees agree that this merger is in the best interests of shareholders. We ask that you vote to approve the merger at the shareholder meeting scheduled for May.

Please call your Fidelity representative, or 800-544-6666, if you have questions about this fund closing, or for more information on our entire family of mutual funds.

As always, thank you for investing with Fidelity.

Sincerely,

[first name] [last name]

[title]

The foregoing is not a solicitation of any proxy. For a free copy of the proxy statement describing the merger of Fidelity Nordic Fund into Fidelity Europe Fund (and containing important information about fees, expenses and risk considerations) and a prospectus for Fidelity Europe Fund, please call 1-800-544-3198 after March 19, 2007. The prospectus/proxy statement will also be available for free on the Securities and Exchange Commission's website (www.sec.gov).

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Fidelity Brokerage Services LLC, Member NYSE, SIPC	100 Summer Street	1-800-544-6666
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